**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

27 February 2020

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

On 25 February 2019, the Company released an announcement on SENS regarding a sign-on bonus awarded to the executive director, Kelvin Dushnisky.

The Company has awarded the second tranche of the sign-on bonus to the executive director as detailed below, following an on-market purchase of AngloGold Ashanti shares by the Company:

Name of director	Kelvin Dushnisky
Name of company	AngloGold Ashanti Limited
Nature of transaction	Off market award of the second tranche of the sign-on bonus
Class of security	Ordinary shares
Date of transaction	26 February 2020
Number of shares purchased and awarded	87,939
Price per share	R323.7783
Value of transaction (excluding brokerage and other fees)	R28,472,739.92
Nature and extent of interest	Direct beneficial
Prior clearance to deal	Obtained

SHARES SOLD TO SETTLE TAX COSTS

Name of executive director	Kelvin Dushnisky
Name of company	AngloGold Ashanti Limited
Date of transaction	26 February 2020
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred for the second tranche of a sign-on bonus award
Class of security	Ordinary shares
Number of shares sold	47,488

Selling price per share	324.00
Value of transaction (excluding brokerage and other fees)	R15,386,112.00
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 27, 2020

By:	/s/ M E SANZ PEREZ
Name:	M E Sanz Perez
Title:	EVP: Group Legal, Commercial & Governance